

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

Date: November 10, 2010

Ms. Tania De Welzim
Group Financial Manager
Randgold Resources Ltd.
La Motte Chambers, La Motte Street
St. Helier, Jersey, JE1 1BJ, Channel Islands,

> **Re: Randgold Resources Ltd.**
> **Form 20-F for Fiscal Year Ended December 31, 2009**
> **Filed March 31, 2010**
> **File No. 000-49888**

Dear Ms. Tania De Welzim,

   We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director